Filed by AMCI Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AMCI Acquisition Corp. II

Commission File No. 333-264811

Date: May 10, 2022

AMCI Acquisition Corp. II Announces Filing of a Registration
Statement on Form S-4 in Connection with its Proposed Business
Combination with LanzaTech

GREENWICH, Conn., May 10, 2022 -- AMCI Acquisition Corp. II ("AMCI") (Nasdaq: AMCI), a publicly-traded special purpose acquisition company, and LanzaTech NZ, Inc. ("LanzaTech"), an innovative Carbon Capture and Transformation ("CCT") company that transforms waste carbon into materials such as sustainable fuels, fabrics, packaging and other products that people use in their daily lives, today announced that AMCI has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) on May 10, 2022 in connection with its proposed business combination with LanzaTech.

The combined company is expected to be listed on Nasdaq upon completion of the proposed business combination. The proposed business combination is expected to close in the second half of 2022 and is subject to, among other things, the approval by AMCI’s stockholders and LanzaTech’s stockholders and the satisfaction or waiver of other customary closing conditions.

Using a variety of waste feedstocks, LanzaTech’s technology platform highlights a future where consumers are not dependent on virgin fossil feedstocks for everything in our daily lives. LanzaTech’s goal is to challenge and change the way the world uses carbon, enabling a new circular carbon economy where carbon is reused rather than wasted and pollution becomes a thing of the past. Upon consummation of the proposed business combination, LanzaTech is expected to be the first CCT company to access the public capital markets. Through technology and applications that are designed to touch multiple points of carbon use, LanzaTech believes it can offer a solution which could be a meaningful contributor to solving the global carbon crisis. LanzaTech’s scalable technology is designed to enable participants in many industries to reduce their carbon footprint and overall environmental impact profitably and help end users replace materials made from virgin fossil resources with recycled carbon. LanzaTech helps customers create a more sustainable future by supporting customers’ ESG goals and helping industries meet mandated emissions reduction targets.

LanzaTech’s capital-light, licensing-driven business model enables LanzaTech to significantly accelerate the deployment of its patent-protected technology. By licensing its technology to customers, LanzaTech provides an opportunity to drive significant progress toward sustainability goals.

LanzaTech’s management believes that its proven commercialized technology has the potential to enable decarbonization in many of the world’s most carbon intensive industries.

About LanzaTech

LanzaTech harnesses the power of biology and big data to create climate-safe materials and fuels. With expertise in synthetic biology, bioinformatics, artificial intelligence and machine learning coupled with engineering, LanzaTech has created a platform that converts waste carbon into new everyday products that would otherwise come from virgin fossil resources. LanzaTech's first two commercial scale gas fermentation plants have produced over 30 million gallons of ethanol, which is the equivalent of offsetting the release of over 130,000 metric tons of CO2 into the atmosphere. Additional plants are under construction globally. LanzaTech is based in Illinois, USA.

About AMCI Acquisition Corp. II

AMCI Acquisition Corp. II is a blank check company formed for the purpose of effecting a merger with a business focused on decarbonizing the heavy industrial complex and transitioning the global energy mix to a lower carbon footprint. AMCI's sponsor is an affiliate of the AMCI group of companies. AMCI invests in and operates industrial businesses focused on natural resources, transportation, infrastructure, metals and energy. AMCI is led by Chief Executive Officer Nimesh Patel, President Brian Beem, and Chief Financial Officer Patrick Murphy.

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Important Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to stockholders of AMCI for their consideration. AMCI has filed the Registration Statement, which includes both a preliminary prospectus with respect to the combined company's securities to be issued in connection with the business combination and a proxy statement to be distributed to AMCI's stockholders in connection with AMCI's solicitation of proxies for the vote by its stockholders in connection with the business combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus and, when available, any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC, because these documents will contain important information about AMCI, LanzaTech and the business combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the business combination and other documents filed by AMCI with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this communication under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s or LanzaTech’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, factors relating to the proposed business combination, including the parties’ ability to meet the closing conditions of the proposed business combination; the uncertainty of the projected financial information with respect to LanzaTech; the level of AMCI stockholder redemptions, if any; the ability to realize the benefits expected from the business combination; and the ability to list and maintain such listing of the combined company’s securities following the business combination; factors relating to the business, operations and financial performance of LanzaTech, including with respect to LanzaTech’s development activities, industry partnerships and intellectual property rights; and other factors, such as market opportunities for the combined company, AMCI’s or the combined company’s ability to raise additional financing in connection with the proposed business combination or otherwise in the future, and the impacts of COVID-19 on the combined company’s business; and those factors discussed under the heading “Risk Factors” in the Registration Statement and other documents of AMCI filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on the businesses of AMCI and LanzaTech prior to the business combination, and the combined company following the business combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI or LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the business combination, and the combined company following the business combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Contacts

Media Contact - LanzaTech

Freya Burton, Chief Sustainability Officer

LanzatechPR@icrinc.com

Investor Relations Contact - LanzaTech

Omar El-Sharkawy

Director, Corporate Development

LanzatechIR@icrinc.com

AMCI Contact

Nimesh Patel

Chief Executive Officer

info@amcigroup.com